Exhibit 99.1

NEWS RELEASE
November 14th, 2013
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN INFILL DRILLING ON CHEMALACO ZONE,
HITS 98.40 METERS OF 0.65 G/T AU, 15.0 G/T AG (1.0 G/T AUEQ) AT IXTACA, MEXICO

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the results from Almaden’s ongoing 2013 Ixtaca Zone drill program at the Company’s 100% owned Tuligtic project, Mexico. The infill program has been designed to upgrade resources currently in the inferred category to the higher confidence measured and indicated categories. The holes announced today show the continuity of the north-south oriented Chemalaco zone defined with previous drilling. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-13-342                                CHEMALACO ZONE SECTION 49950 NORTH, 070 Az, -70 dip
74.50 meters @ 0.58 g/t gold and 16.4 g/t silver (0.9 g/t gold equivalent)
Including 15.25 meters @ 1.28 g/t gold and 21.1 g/t silver (1.7 g/t gold equivalent)

Hole TU-13-347                                CHEMALACO ZONE SECTION 49950 NORTH, 070 Az, -59 dip
98.40 meters @ 0.65 g/t gold and 15.0 g/t silver (1.0 g/t gold equivalent)
Including                      5.15 meters @ 1.93 g/t gold and 50.1 g/t silver (2.9 g/t gold equivalent)

Hole TU-13-352                                CHEMALACO ZONE SECTION 49950 NORTH, 070 Az, -47 dip
55.20 meters @ 0.44 g/t gold and 7.7 g/t silver (0.6 g/t gold equivalent)
106.00 meters @ 0.36 g/t gold and 22.1 g/t silver (0.8 g/t gold equivalent)
Including                      6.50 meters @ 1.35 g/t gold and 73.1 g/t silver (2.8 g/t gold equivalent)
And                      5.25 meters @ 1.50 g/t gold and 49.9 g/t silver (2.5 g/t gold equivalent)

Hole TU-13-355                                CHEMALACO ZONE SECTION 49950 NORTH, 070 Az, -35 dip
77.50 meters @ 0.31 g/t gold and 7.4 g/t silver (0.5 g/t gold equivalent)
69.00 meters @ 0.40 g/t gold and 35.9 g/t silver (1.1 g/t gold equivalent)
Including                      20.3 meters @ 0.72 g/t gold and 68.0 g/t silver (2.1 g/t gold equivalent)
And                      3.60 meters @ 0.95 g/t gold and 105.6 g/t silver (3.1 g/t gold equivalent)

J.D. Poliquin, chairman of Almaden stated, “Today’s holes show the continuity of this part of the Chemalaco Zone. The infill drilling program underway was designed to upgrade the confidence of our resource base. It also provides an opportunity to remind our shareholders that the Ixtaca zone of veining is cored by several well defined and intensely mineralised high grade gold silver zones that have good continuity along strike.”

Below is a plan map and relevant section which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole.

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-13-342	26.00	69.00	43.00	0.37	4.0	0.5	23
TU-13-342	266.00	269.00	3.00	0.34	9.2	0.5	26
TU-13-342	282.00	356.50	74.50	0.58	16.4	0.9	46
including	327.25	342.50	15.25	1.28	21.1	1.7	85
including	347.25	351.50	4.25	0.65	43.2	1.5	76
TU-13-347	30.48	70.50	40.02	0.39	3.5	0.5	23
TU-13-347	150.60	156.00	5.40	0.35	60.5	1.6	78
TU-13-347	204.60	303.00	98.40	0.65	15.0	1.0	48
including	216.50	226.85	10.35	1.18	37.3	1.9	96
including	216.50	219.00	2.50	0.45	36.8	1.2	59
including	221.70	226.85	5.15	1.93	50.1	2.9	146
including	263.00	265.00	2.00	14.84	27.6	15.4	770
TU-13-347	313.50	317.00	3.50	0.25	27.7	0.8	40
TU-13-347	353.75	360.50	6.75	0.05	30.2	0.7	33
TU-13-352	31.30	86.50	55.20	0.44	7.7	0.6	30
including	38.00	42.00	4.00	1.47	4.4	1.6	78	49950	N
including	51.00	54.00	3.00	1.51	2.9	1.6	78
TU-13-352	171.50	176.00	4.50	0.20	48.4	1.2	58
TU-13-352	192.00	298.00	106.00	0.36	22.1	0.8	40
including	231.50	238.00	6.50	1.35	73.1	2.8	140
including	245.50	250.75	5.25	1.50	49.9	2.5	125
including	269.00	279.90	10.90	0.49	35.1	1.2	60
TU-13-355	35.00	112.50	77.50	0.31	7.4	0.5	23
TU-13-355	123.50	133.50	10.00	0.14	33.1	0.8	40
TU-13-355	166.00	175.00	9.00	0.08	11.6	0.3	16
TU-13-355	191.50	200.50	9.00	0.09	8.3	0.3	13
TU-13-355	214.00	283.00	69.00	0.40	35.9	1.1	56
including	221.20	241.50	20.30	0.72	68.0	2.1	104
including	239.00	241.50	2.50	1.53	138.5	4.3	215
including	261.60	265.20	3.60	0.95	105.6	3.1	153
TU-13-355	308.00	311.00	3.00	0.29	5.9	0.4	20

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Reference Line - Chemalaco Zone (NE-Extension)
2400m
2200m
2000m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
CHEMALACO ZONE (NORTHEAST EXTENSION)
TU-12-153
TU-12-125
TU-12-129
TU-12-149
TU-13-371
TU-12-169
TU-12-173
TU-12-179
TU-12-218
TU-12-220
TU-12-184
TU-11-032
TU-11-044
TU-13-347
TU-13-342
TU-13-355
TU-12-133
TU-11-041
TU-13-352
TU-13-385
TU-13-290
TU-12-043
TU-13-250
Intervals Greater than 0.3 g/t AuEq
Assay results pending
Almaden Minerals
NYSE MKT: AAU
TSX: AMM
Section 49950N
Looking 340 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-342	26.00	69.00	43.00	0.37	4.0	0.5
TU-13-342	266.00	269.00	3.00	0.34	9.2	0.5
TU-13-342	282.00	356.50	74.50	0.58	16.4	0.9
including	327.25	342.50	15.25	1.28	21.1	1.7
including	347.25	351.50	4.25	0.65	43.2	1.5
TU-13-347	30.48	70.50	40.02	0.39	3.5	0.5
TU-13-347	150.60	156.00	5.40	0.35	60.5	1.6
TU-13-347	204.60	303.00	98.40	0.65	15.0	1.0
including	216.50	226.85	10.35	1.18	37.3	1.9
including	216.50	219.00	2.50	0.45	36.8	1.2
including	221.70	226.85	5.15	1.93	50.1	2.9
including	263.00	265.00	2.00	14.84	27.6	15.4
TU-13-347	313.50	317.00	3.50	0.25	27.7	0.8
TU-13-347	353.75	360.50	6.75	0.05	30.2	0.7
TU-13-352	31.30	86.50	55.20	0.44	7.7	0.6
including	38.00	42.00	4.00	1.47	4.4	1.6
including	51.00	54.00	3.00	1.51	2.9	1.6
TU-13-352	171.50	176.00	4.50	0.20	48.4	1.2
TU-13-352	192.00	298.00	106.00	0.36	22.1	0.8
including	231.50	238.00	6.50	1.35	73.1	2.8
including	245.50	250.75	5.25	1.50	49.9	2.5
including	269.00	279.90	10.90	0.49	35.1	1.2
TU-13-355	35.00	112.50	77.50	0.31	7.4	0.5
TU-13-355	123.50	133.50	10.00	0.14	33.1	0.8
TU-13-355	166.00	175.00	9.00	0.08	11.6	0.3
TU-13-355	191.50	200.50	9.00	0.09	8.3	0.3
TU-13-355	214.00	283.00	69.00	0.40	35.9	1.1
including	221.20	241.50	20.30	0.72	68.0	2.1
including	239.00	241.50	2.50	1.53	138.5	4.3
including	261.60	265.20	3.60	0.95	105.6	3.1
TU-13-355	308.00	311.00	3.00	0.29	5.9	0.4

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.